SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly-Held Company

MATERIAL FACT

São Paulo, December 16, 2021 - Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6) hereby informs its shareholders and the market that it received on December 15, 2021, a communication sent together from its shareholders Novonor S.A. – Under Judicial Restructuring Proceedings and Petróleo Brasileiro S.A. – Petrobras (“Shareholders”) regarding the progress of discussions for the potential sale of their equity interest in Braskem, as described below:

“We refer to our previous communications regarding the process of potential sale of the equity interest of Novonor S.A. – Under Judicial Restructuring Proceedings (“Novonor”) in Braskem S.A. (“Braskem”) and, consistent with the commitment to keep you updated, we hereby inform that Novonor and Petróleo Brasileiro SA – Petrobras (“Petrobras”) approved in their governance bodies and signed on this date a Term Sheet formalizing the commitment of both parties to take the measures necessary for (i) sell the preferred shares held by Novonor and Petrobras in Braskem, through a secondary public offering(s) of shares (follow-on), (ii) enable the Company's migration to the Novo Mercado segment of B3 SA - Brasil, Bolsa, Balcão (“B3”), including the promotion of the necessary adaptations to Braskem's governance, which should be approved at the appropriate time, and negotiation of a new Braskem Shareholders' Agreement in order to adapt their rights and obligations to Braskem's new governance structure, and (iii) once Braskem has effectively migrated to the Novo Mercado, perform the sale of the remaining common shares held by Novonor and Petrobras in Braskem.

Therefore, Novonor and Petrobras request that you complete the studies on the migration to the Novo Mercado segment of B3 and continue to take the necessary measures for the public offering(s) of shares described in item (i) above.

As part of the commitments assumed in the Term Sheet, Petrobras and Novonor also signed on this date an amendment to the current Braskem Shareholders' Agreement, providing for the termination of Braskem's preemptive rights in new business in the petrochemical sector, as of October 31, 2024, if there is no termination prior to this date of the current Shareholders' Agreement due to the migration to the Novo Mercado. Therefore, we request that a copy of such amendment, attached to this notification, be filed at Braskem's headquarters in compliance with the applicable rules.

It should be noted that the effective implementation of the commitments assumed by Novonor and Petrobras in the Term Sheet is subject, among other factors, to relevant approvals and market conditions.”

In this regard, Braskem informs that it will support the Shareholders in the studies and procedures requested. The Company will keep the market informed of relevant developments, in compliance with applicable legislation.

São Paulo, December 16, 2021.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from covid-19 on the Company's business, financial condition and operating results. The words "forecasts," "believes," "estimates," "expects," "plans" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance about future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are a few examples of forward-looking statements. These statements reflect the current views of the Company's management and are subject to diverse risks and uncertainties, many of which are beyond the control of the Company. There is no guarantee that said events, trends or expected results will actually occur. The statements are based on several assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from the covid-19 pandemic on the businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM).